Mail Stop 4561

May 7, 2009

R. Neil Williams
Sr. Vice President and Chief Financial Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

  Re: Intuit Inc.
    Form 10-K for the Fiscal Year Ended July 31, 2008
    Filed September 12, 2008
    File No. 000-21180

Dear Mr. Williams:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

          Sincerely,

          Kathleen Collins
          Accounting Branch Chief